SCHEDULE 13D

CUSIP No.54951L109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Luckin Coffee Inc.

(Name of issuer)

Class A Ordinary Shares, par value US$0.000002 per share

(Title of class of securities)

54951L109 (1)

(CUSIP number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A Ordinary Shares of the Issuer

 SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Centurium Capital Partners 2018, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 302,937,019 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 302,937,019 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 302,937,019 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.05% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, and (iii) 158,158,519 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of (i) the 136,172,000 Class B Ordinary Shares directly held by Lucky Cup, (ii) the 8,606,500 Class B Ordinary Shares directly held by Fortunate Cup and (iii) the 295,384,615 Preferred Shares directly held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons CCM Lucky, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 125,486,906 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 125,486,906 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 125,486,906 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.04% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over 125,486,906 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of (i) the 136,172,000 Class B Ordinary Shares directly held by Lucky Cup, (ii) the 8,606,500 Class B Ordinary Shares directly held by Fortunate Cup and (iii) the 295,384,615 Preferred Shares directly held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons CCM CB II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,739,190 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,739,190 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 11,739,190 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.51% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over 11,739,190 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of (i) the 136,172,000 Class B Ordinary Shares directly held by Lucky Cup, (ii) the 8,606,500 Class B Ordinary Shares directly held by Fortunate Cup and (iii) the 295,384,615 Preferred Shares directly held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Lucky Cup Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 136,172,000 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 136,172,000 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 136,172,000 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.87%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reported securities consist of 136,172,000 Class B Ordinary Shares. Each Class B Ordinary Share has a par value of US$0.000002 per share and is convertible into one Class A Ordinary Share at any time by the holder thereof.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 136,172,000 Class A Ordinary Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Fortunate Cup Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,606,500 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,606,500 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 8,606,500 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.37%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reporting person holds 8,606,500 Class B Ordinary Shares. Each Class B Ordinary Share has a par value of US$0.000002 per share and is convertible into one Class A Ordinary Share at any time by the holder thereof.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 8,606,500 Class A Ordinary Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by the Reporting Person

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Cannonball Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 295,384,615 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 295,384,615 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 295,384,615 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.73%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reporting person holds as of record 295,384,615 Preferred Shares. Each Preferred Share is convertible into one Class A Ordinary Share at the election of the holder at a conversion price of US$0.8125, subject to certain anti-dilution adjustments.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 295,384,615 Class A Ordinary Shares issuable upon the deemed conversion of the Preferred Shares held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Centurium Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 440,163,115 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 440,163,115 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 440,163,115 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.97% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, and (iii) 295,384,615 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of (i) the 136,172,000 Class B Ordinary Shares directly held by Lucky Cup, (ii) the 8,606,500 Class B Ordinary Shares directly held by Fortunate Cup and (iii) the 295,384,615 Preferred Shares directly held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Hui Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 440,163,115 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 440,163,115 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 440,163,115 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.97% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, and (iii) 295,384,615 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of (i) the 136,172,000 Class B Ordinary Shares directly held by Lucky Cup, (ii) the 8,606,500 Class B Ordinary Shares directly held by Fortunate Cup and (iii) the 295,384,615 Preferred Shares directly held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

Item 1. Security and Issuer.

This statement on this Schedule 13D (the “Schedule 13D”) relates to a subscription for 295,384,615 senior convertible preferred shares, par value 0.000002 per share (“Preferred Shares”) of Luckin Coffee Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008. The Preferred Shares are convertible at the election of the acquirer into Class A Ordinary Shares, par value $0.000002 per share (the “Class A Ordinary Shares”).

The Issuer’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, were previously listed on NASDAQ and traded under the symbol “LKNC” prior to their delisting on June 29, 2020, and are currently trading on the OTC Pink Sheets under the symbol (OTCPK:LKNC:Y).

Item 2. Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1.	Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Lucky Cup”);

2.	Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Fortunate Cup”);

3.	Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Cannonball”);

4.	Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, the sole shareholder of Lucky Cup and Fortunate Cup and a shareholder of Cannonball (“Centurium Fund 1”);

5.	CCM Lucky, L.P., a limited partnership incorporated under the laws of the Cayman Islands, and a shareholder of Cannonball (“CCM Lucky”);

6.	CCM CB II, L.P., a limited partnership incorporated under the laws of the Cayman Islands, and a shareholder of Cannonball (“CCM CB II”, and together with CCM Lucky and Centurium Fund I, the “Funds”);

7.	Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands which holds interests in the general partners of certain private equity funds that hold interests in Lucky Cup, Fortunate Cup and Cannonball ( “Centurium”); and

8.	Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Mr. Li”, and together with Lucky Cup, Fortunate Cup, Cannonball and Centurium, the “Reporting Persons”).

The address of the principal business and principal office of each of the Reporting Persons, other than Mr. Hui Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Mr. Hui Li is Suite 1008, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

The principal business of each of Lucky Cup, Fortunate Cup and Cannonball and the Funds is investment holding. The principal business of Centurium is holding interests in the general partners to certain private equity funds, including the Funds. The principal business of Mr. Li is controlling and managing Centurium.

Mr. Andrew Chan is a director of the board of each of Lucky Cup, Fortunate Cup, Cannonball. He is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

Lucky Cup and Fortunate Cup are each the record holder of the shares described in Item 11 of the cover pages of this Schedule 13D. Cannonball is the record holder of the shares described in Item 11 of the cover pages of this Schedule 13D.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

SCHEDULE 13D

CUSIP No. 54951L109

Certain of the Reporting Persons previously reported their beneficial ownership in the Issuer’s Class B Ordinary Shares, par value $0.000002 per share (the “Class B Ordinary Shares”) on Schedule 13G filed on January 17, 2020.

Item 3. Source and Amount of Funds.

On April 15, 2021, Cannonball entered into an Investment Agreement with the Issuer (the “Investment Agreement”), pursuant to which it subscribed to 295,384,615 Preferred Shares at a subscription price of US$0.8125 per share, for an aggregate subscription amount of US$240 million. Each Preferred Share is convertible into a Class A Ordinary Share at the election of the holder at a conversion price of US$0.8125 per Class A Ordinary Share, subject to anti-dilution adjustments.

All of the funds required to subscribe the Preferred Shares were obtained from the working capital of Cannonball, and the limited partners of funds managed by affiliated general partners of Centurium.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Investment Agreement

Pursuant to the Investment Agreement, Cannonball agreed to an investment, through a private placement, totaling approximately US$240 million in Preferred Shares (the “Subscription”). The Subscription was consummated on November 30, 2021 (the “Subscription Date”).

The proceeds of the Subscription are intended to facilitate the Issuer’s proposed offshore restructuring and fulfill its obligations under its publicly announced settlement with the U.S. Securities and Exchange Commission (“SEC”), and to allow the Issuer to focus its balance sheet on the continued execution of its business plan, focused on growing the core coffee business and achieving its long-term growth targets.

The foregoing summary is qualified in its entirety by the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Share Purchase Agreement

On August 14, 2021, Camel Humps Limited (“Camel”), an investment vehicle owned by funds managed by affiliates of Centurium, entered into a Securities Purchase Agreement (the “SPA”) with each of Primus Investment Fund L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”), and Summer Fame Limited (in liquidation) (“Summer Fame”). The Grand Court of the Cayman Islands had issued a winding-up order on June 16, 2020 against Primus, while the Eastern Caribbean Supreme Court in the British Virgin Islands issued winding up orders against Summer Fame and Haode in on July 14, 2020. Partners of KPMG have been appointed as the official liquidators of Haode, Summer Fame and Primus (collectively, the “Liquidation Entities”) and entered into the SPA with Camel in order to realize the assets of the Liquidation Entities to satisfy their respective creditors. Pursuant to the SPA, Camel has agreed to acquire 131,250,000 Class A Ordinary Shares from Primus, 44,029,698 Class A Ordinary Shares from Summer Fame, and 208,146,050 Class A Ordinary Shares from Haode, subject to certain conditions as set forth in the SPA, including:

•	sanction of the share sale by the Commercial Court of the British Virgin Islands in respect of the shares held by Summer Fame and Haode; and

•	sanction of the share sale by the Grand Court of the Cayman Islands in respect of the shares held by Primus.

SCHEDULE 13D

CUSIP No. 54951L109

Satisfaction or waiver of these conditions remains pending as of the date of this Schedule 13D.

The foregoing summary is qualified in its entirety by the full text of the SPA, a copy of which is filed as Exhibit 99.3 to this Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Items 8 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

(b)	Items 8 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

(c)	Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)	No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Investors’ Rights Agreement

On April 17, 2019, the Issuer entered into the third amended and restated Investors’ Rights Agreement (the “IRA”) with the parties specified therein, pursuant to which, Lucky Cup and Fortunate Cup have certain rights as reflected therein. The IRA has been previously included as Exhibit 4.9 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on September 21, 2021.

Shareholders Agreement

In the event the conditions under the SPA are satisfied or waived, and the sales pursuant to the SPA are consummated, Classic (Eternity) Cayman Limited (“Classic Eternity”) and affiliates of Camel have agreed to enter into a shareholders agreement (“SHA”) with respect to their ownership of Camel ZQ Limited, a holding vehicle , which indirectly through Camel would acquire the shares to be sold by Primus, Haode and Summer Fame. The SHA contains certain co-sale, preemptive rights and mandatory sale arrangements with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 30, 2021

99.2	Investment Agreement, dated April 15, 2021

99.3	Share Purchase Agreement, dated August 14, 2021

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2021

LUCKY CUP HOLDINGS LIMITED

By:	/s/ HUI LI
Name: HUI LI
Title: Director

FORTUNATE CUP HOLDINGS LIMITED

By:	/s/ HUI LI
Name: HUI LI
Title: Director

CANNONBALL LIMITED

By:	/s/ HUI LI
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

BY: CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ HUI LI
Name: HUI LI
Title: Director

CCM LUCKY, L.P.

BY: CCM LUCKY LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name: HUI LI
Title: Director

CCM CB II, L.P.

BY: CCM CB II LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ HUI LI
Name: HUI LI
Title: Director

HUI LI

By:	/s/ HUI LI
Name: HUI LI
Title: Director